# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Equinox Gold Corp., CIK 0001756607
CUSIP: 29446Y502
Title of class of securities: Common
Address of issuer's principal executive offices: 700 WEST PENDER ST., SUITE 1501, VANCOUVER, British Columbia Canada (A1), V6C 1G8
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000814375

## Reporting persons
- DONALD SMITH & CO., INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 23,028,327; shared voting power 0; sole dispositive power 23,319,397; shared dispositive power 0; aggregate amount beneficially owned 23,863,759 (5.2% of the class)
- DSCO Value Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 224,505; shared voting power 0; sole dispositive power 224,505; shared dispositive power 0; aggregate amount beneficially owned 23,863,759 (5.2% of the class)
- Donald Smith Value Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 305,516; shared voting power 0; sole dispositive power 305,516; shared dispositive power 0; aggregate amount beneficially owned 23,863,759 (5.2% of the class)
- Jon Hartsel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 10,055; shared voting power 0; sole dispositive power 10,055; shared dispositive power 0; aggregate amount beneficially owned 23,863,759 (5.2% of the class)
- Kamal Shah: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 4,286; shared voting power 0; sole dispositive power 4,286; shared dispositive power 0; aggregate amount beneficially owned 23,863,756 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Equinox Gold Corp.
Address of issuer's principal executive offices: 700 WEST PENDER ST., SUITE 1501, VANCOUVER, BRITISH COLUMBIA, CANADA, V6C 1G8.

## Item 2. Person Filing
Name of person filing: Donald Smith & Co., Inc.
Address of principal business office or, if none, residence:
152 West 57th Street, 29th Floor
New York, NY 10019
Citizenship: A Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 23,863,759
Percent of class: 5.23%
Sole power to vote or to direct the vote:
SOLE POWER TO VOTE:
Donald Smith & Co., Inc. 23,028,327
DSCO Value Fund, L.P. 224,505
Donald Smith Value Fund 305,516
Jon Hartsel 10,055
Kamal Shah 4,286
Shared power to vote or to direct the vote: SEE ITEM 6
Sole power to dispose or to direct the disposition:
SOLE POWER TO DISPOSE:
Donald Smith & Co., Inc. 23,319,397
DSCO Value Fund, L.P. 224,505
Donald Smith Value Fund 305,516
Jon Hartsel 10,055
Kamal Shah 4,286
Shared power to dispose or to direct the disposition: SEE ITEM 6

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: 1. Donald Smith & Co., Inc. does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client?s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the institutional clients which Donald Smith & Co., Inc. serves as investment advisor. Any and all discretionary authority which has been delegated to Donald Smith & Co., Inc. may be revoked in whole or in part at any time. To the knowledge of Donald Smith & Co., Inc., with respect to all securities reported in this schedule owned by advisory clients of Donald Smith & Co., Inc., not more than 5% of the class of such securities is owned by any one client.2. With respect to the remaining securities owned, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Equinox Gold Corp. No one person?s interest in the Common Stock of Equinox Gold Corp is more than five percent of the total outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1) EXHIBIT A:

Donald Smith & Co., Inc. IA
DSCO Value Fund, L.P. PN
Donald Smith Value Fund, L.P. PN
Jon Hartsel IN
Kamal Shah IN

SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1) AGREEMENT

The undersigned persons, on April 30, 2025,
agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership
of the Common Stock of Equinox Gold Corp at
March 31, 2025.

Donald Smith & Co., Inc.

By /s/ Richard L. Greenberg
Richard L. Greenberg
CEO & Co-CIO
Duly authorized by and on behalf of Donald Smith & Co., Inc.

DSCO Value Fund, L.P.

By /s/ Richard L. Greenberg
Richard L. Greenberg
CEO & Co-CIO
Duly authorized by and on behalf of DSCO Value Fund, L.P

Donald Smith Value Fund, L.P.

By /s/ Richard L. Greenberg
Richard L. Greenberg
CEO & Co-CIO
Duly authorized by and on behalf of DSCO Value Fund, L.P

Jon Hartsel

By /s/ Richard L. Greenberg
Richard L. Greenberg
CEO & Co-CIO
Duly authorized by and on behalf of Jon Hartsel

Kamal Shah

By /s/ Richard L. Greenberg
Richard L. Greenberg
CEO & Co-CIO
Duly authorized by and on behalf of Kamal Shah

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DONALD SMITH & CO., INC.: Richard L. Greenberg, CEO and Co-CIO (05/13/2025)
- DSCO Value Fund, L.P.: Richard L. Greenberg, CEO and Co-CIO (05/13/2025)
- Donald Smith Value Fund, L.P.: Richard L. Greenberg, CEO and Co-CIO (05/13/2025)
- Jon Hartsel: Richard L. Greenberg, CEO and Co-CIO (05/13/2025)
- Kamal Shah: Richard L. Greenberg, CEO and Co-CIO (05/13/2025)